UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13E-3

(Amendment No. 1)

Rule 13e-3 Transaction Statement Under to Section 13(e) of the

Securities Exchange Act of 1934

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

(Name of the Issuer)

Hall of Fame Resort & Entertainment Company

HOFV Holdings, LLC

Omaha Merger Sub, Inc.

IRG Canton Village Manager, LLC

IRG Canton Village Member, LLC

American Capital Center, LLC

CH Capital Lending, LLC

IRG, LLC

Midwest Lender Fund, LLC

Stuart Lichter

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40619L201

(CUSIP Number of Class of Securities)

Hall of Fame Resort & Entertainment Company

HOFV Holdings, LLC

Omaha Merger Sub, Inc.

IRG Canton Village Manager, LLC

IRG Canton Village Member, LLC

American Capital Center, LLC

CH Capital Lending, LLC

IRG, LLC

Midwest Lender Fund, LLC

Stuart Lichter

2014 Champions Gateway, Suite 100 Canton, OH 44708	11111 Santa Monica Blvd, Suite 800 Los Angeles, CA 90025
(330) 458-9176 Attn: Karl Holtz & Tim Kelly	(310) 806-4434 Attn: Richard Klein

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to

Sheppard, Mullin, Richter & Hampton LLP	Bryan Cave Leighton Paisner LLP
30 Rockefeller Plaza New York, NY 10112	One Atlantic Center, 14th Floor 1201 W. Peachtree St., N.W.
(212) 653-8700 Attn: Richard A. Friedman & Stephen A. Cohen	Atlanta, GA 30309 (404) 672-6600
Attn: Rick Miller & Amy Wilson

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (“Transaction Statement”) filed with the U.S. Securities and Exchange Commission on July 1, 2025 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Hall of Fame Resort & Entertainment Company (the “Company”); (2) HOFV Holdings, LLC, a Delaware limited liability company (“Parent”), (3) Omaha Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), (4) IRG Canton Village Manager, LLC, a Delaware limited liability company, (5) IRG Canton Village Member, LLC, a Delaware limited liability company, (6) American Capital Center, LLC, a Delaware limited liability company, (7) CH Capital Lending, LLC, a Delaware limited liability company (“CHCL”), (8) IRG, LLC, a Nevada limited liability company, (9) Midwest Lender Fund, LLC, a Delaware limited liability company, and (10) Stuart Lichter (each of (1) through (10) a “Filing Person,” and collectively, the “Filing Persons”). Parent and its affiliates control approximately 22.1% of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company.

The Transaction Statement relates to the Agreement and Plan of Merger, dated as of May 7, 2025 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub and, solely as guarantor of certain of Parent’s obligations under the Merger Agreement, CHCL.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment No. 1. All information set forth in this Amendment No. 1 should be read together with the information contained in or incorporated by reference in the Transaction Statement.

While each of the Filing Persons acknowledges that the merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Amendment No. 1 shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that the Company is “controlled” by any of the Filing Persons and/or their respective affiliates.

All information contained in, or incorporated by reference into, this Amendment No. 1 concerning each Filing Person has been supplied by such Filing Person.

Item 16. Exhibits

Regulation M-A Item 1016

(a)(1) Preliminary Proxy Statement of Hall of Fame Resort & Entertainment Company (the “Proxy Statement”) (incorporated herein by reference to the Schedule 14A filed concurrently with the SEC).

(a)(2) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3) Press Release, dated May 8, 2025 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(a)(4) Letter to Partners, dated May 8, 2025 (filed as Exhibit 99.2 to the Company’s Current Report on Form 8-K, filed May 8, 2025 and incorporated herein by reference).

(c)(1) Opinion of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2) Discussion Materials of Wedbush Securities Inc. to the Special Committee of the Board of Directors of the Company, dated May 7, 2025.

(d)(1) Agreement and Plan of Merger, dated as of May 8, 2025, by and among Hall of Fame Resort & Entertainment Company, Parent Holdings, LLC and Omaha Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2) Voting Agreement, dated as of May 7, 2025, by and among Parent Holdings, LLC, Omaha Merger Sub, Inc., Hall of Fame Resort & Entertainment Company, and the holders of Company Common Stock signatory thereto (incorporated herein by reference to Annex B of the Proxy Statement).

(e) None.

(f) Section 262 of the Delaware General Corporation Act.

(g) None.

(h) None.

107+ Filing Fee Table

+	Previously filed.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 11, 2025.

HALL OF FAME RESORT & ENTERTAINMENT COMPANY

	By:	/s/ Lisa Gould
		Name:	Lisa Gould
		Title:	Interim Principal Executive Officer

HOFV HOLDINGS, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

OMAHA MERGER SUB, INC.

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

IRG CANTON VILLAGE MANAGER, LLC

	By:	/s/ Stuart Lichter
		Name:	Stuart Lichter
		Title:	President

AMERICAN CAPITAL CENTER, LLC

	By:	/s/ Richard Klein
		Name:	Richard Klein
		Title:	Authorized Representative

CH CAPITAL LENDING, LLC

By:	/s/ Richard Klein
	Name:	Richard Klein
	Title:	Chief Financial Officer

IRG, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

MIDWEST LENDER FUND, LLC

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter
	Title:	President

STUART LICHTER

By:	/s/ Stuart Lichter
	Name:	Stuart Lichter